EXHIBIT 1

FOR IMMEDIATE RELEASE

Contacts:

Matthew Sherman / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

         THE COMMITTEE OF CONCERNED SHAREHOLDERS OF THE CHILDREN'S PLACE FILES DEFINITIVE PROXY MATERIALS AND PUBLICIZES LETTER TO SHAREHOLDERS

             Urges Shareholders to Vote FOR the Committees' Nominees
                          on the GOLD Proxy Card Today

New York - June 18, 2009 -The Committee of Concerned Shareholders of The Children's Place (the "Committee"), which collectively owns approximately 22% of the outstanding shares of The Children's Place Retail Stores, Inc. (Nasdaq:
PLCE) ("The Children's Place" or the "Company"), today announced that it filed with the Securities and Exchange Commission ("SEC") definitive proxy materials in connection with its nomination of three independent, highly-qualified and proven individuals for election to the Board of Directors at the Company's 2009 Annual Meeting of Shareholders. The Company's Annual Meeting is scheduled to be held on July 31, 2009 and Shareholders of record as of June 30, 2009 are entitled to vote at the meeting.

The Committee believes the Board's nominees lack the relevant expertise required to lead the Company into the future and generate innovation and growth. Accordingly, the Committee has nominated Raphael Benaroya, Jeremy J. Fingerman and Ross B. Glickman - each of whom possesses relevant experience in key areas of the Company's business and would, if elected, bring much-needed insight and fresh perspective to the Board, thereby significantly enhancing the current composition of the Board to foster Shareholder value creation.

The Committee today mailed the following letter to shareholders of The Children's Place:

                     THE COMMITTEE OF CONCERNED SHAREHOLDERS
                             OF THE CHILDREN'S PLACE

                 PROTECT YOUR INVESTMENT IN THE CHILDREN'S PLACE
                         VOTE THE GOLD PROXY CARD TODAY

      June 18, 2009

      Dear Fellow Shareholder,

      The Committee of Concerned Shareholders of The Children's Place, which collectively owns approximately 22% of the Company's outstanding shares, has serious concerns about the future of your investment in the Company. We believe your Company's strong foundation is being undermined by an inexperienced Interim CEO and a complacent Board of Directors, neither of which appears to understand that the success of this Company rests on its people and its creative and entrepreneurial culture.


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      We have therefore nominated three completely independent, talented and experienced individuals - Raphael Benaroya, Jeremy J. Fingerman and Ross
      B. Glickman - for election to the Company's Board. Each is a proven executive with no pre-existing professional or business relationship with me. We firmly believe that experienced and growth-oriented directors are required, and that if new directors are not elected, the value of your investment is at risk. Indeed, this past May the Company reported its worst monthly comparable store sales results in six years.

      Rather than face up to the reality that long-term shareholder value is in jeopardy, the current Board, under Interim Chair Ms. Kasaks and Interim CEO Mr. Crovitz, has resorted to a personal and blatantly misleading attack on me. They mischaracterize the Committee's intentions and motives. I am not a candidate in this election, I am not running for the CEO position and, contrary to their unsubstantiated and misleading assertions, we are not seeking control of the Company. As the Company's largest shareholders, we are extremely concerned about the future of our substantial investment and are seeking to protect it by electing unquestionably independent, qualified directors who will push for change and help drive growth at the Company. Unlike the current leadership, none of whose 1.8% total ownership was acquired through purchases in the open market, our interests are clearly aligned with all of our fellow shareholders.

      We are seeking to protect and preserve the value of the Company for all shareholders. Consider the facts. Consider our independent nominees and their qualifications. Then please vote your shares by internet or phone, or by signing, dating and returning the enclosed GOLD proxy today.

                          DON'T BE MISLED AS TO WHO IS
                  RESPONSIBLE FOR THE COMPANY'S RECENT RESULTS

      While the incumbents cite 2008 results as evidence of their management skills, we believe those results are due to the strong foundation and unique brand positioning established by the prior leadership. In 2007, that same team designed and purchased the products that proved successful in 2008. Under my leadership, the Company delivered a CAGR growth of 29% in both revenues and earnings-per-share over a 10 year period, beginning with the Company's public offering in 1997.

      The Committee is concerned that under its interim leadership, The Children's Place's performance cannot be sustained and will eventually fade - as illustrated by the fact that the Company has only reported one month of comparable store sales growth since November 2008, culminating with a decline of 9% in May 2009, the worst monthly comparable store sales results in six years - and the Company will no longer be able to rely on the foundation and momentum established by the Company's former leadership. Shareholders do not need to look far for a cautionary example:
      Ms. Kasaks was appointed Chairman and CEO of Pacific Sunwear, Inc. in 2007. Under her stewardship, shareholders have seen almost 84% of their investment disappear. Ask yourself: would you be satisfied to see a similar result at The Children's Place?


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                     THE BOARD HAS FAILED TO FIND A CEO AND
                       HAS DEMONSTRATED NO PLAN FOR GROWTH

      While the Board has repeatedly acknowledged that the Interim CEO Mr. Crovitz needs to be replaced, it continues to neglect this #1 priority. Nearly 21 months after the search for a permanent CEO began, there is still no candidate in sight. As a result of this ongoing failure to identify a permanent CEO, the Company has lost a large number of key senior executives and has not been able to attract new talent to fill vacancies. In fact, the Company is also operating without a President, a General Merchandise Manager or General Counsel.

      In addition, the Committee is concerned about the Company's failure to sufficiently articulate any future growth initiatives. The Committee believes there are a number of growth options the Company should be pursuing, including the promising children's footwear concept, which has been largely abandoned. Furthermore, interim management and the Board have made a number of decisions that have wasted millions of shareholders' dollars. One example is the Company's decision in December 2007 to repatriate cash from overseas, which destroyed close to $60 million in shareholder value.

                    THE VALUE OF YOUR INVESTMENT IS AT RISK -
                               CHANGE IS REQUIRED

      The value of your investment in The Children's Place is at risk and we are convinced that change is required. We need an experienced and engaged Board and an aggressive, motivational CEO who will bring back a focus on product and inject passion into the business again. The Company cannot rely simply on cost-cutting measures to generate success. The Company's leadership needs to understand that a unique product assortment and a sound growth strategy have always been the cornerstones of The Children's Place's success and are critical to its future.

      We are asking for your support to elect three independent, talented and highly experienced individuals - Raphael Benaroya, Jeremy J. Fingerman and Ross B. Glickman - to the Company's Board. We believe this change will help stem the loss of creative talent and energy that continues to drain from the Company. Now is your opportunity to vote for independent, skilled directors who are committed to setting the Company on a path of profitable growth, expansion and enhanced shareholder value.

          THE COMMITTEE'S INDEPENDENT, EXPERIENCED AND HIGHLY QUALIFIED
                NOMINEES ARE COMMITTED TO ENHANCING VALUE FOR ALL
                                  SHAREHOLDERS

      With your vote for our nominees on the GOLD proxy card, we are confident we can make The Children's Place into the thriving engine of creativity, growth and profitability that it once was and should continue to be for many years to come. Our three nominees are each proven executives and bring to the Board the relevant perspective, skills and


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      vision that are currently lacking. They understand their responsibility as directors to protect and grow value for all shareholders.

      Raphael Benaroya offers a necessary blend of senior level specialty apparel retailing and mass consumer marketing experience, as well as a deep understanding of the children's marketplace and the consumers it targets. Mr. Benaroya is currently Chairman of the Board of Directors of Russ Berrie Inc., a public company that specializes in the design, import, marketing and distribution of infant and juvenile consumer products, and has served as the Chairman of F.A.O. Schwartz (post bankruptcy). He is also Managing Director of American Licensing Group, L.P., a company specializing in consumer goods brand name licensing. Mr. Benaroya was also the Chairman of the Board, President and Chief Executive Officer of United Retail Group Inc., a public specialty retailer of women's fashions, from 1989 until its successful sale in 2007.

      Jeremy J. Fingerman brings to the Company more than 20 years of mass marketing and brand management experience. Mr. Fingerman is Founder and Managing Principal of Clairmont Ventures, a strategic consulting and investment advisory firm focused on transforming brands and businesses. Most recently, he served as President and Chief Executive Officer of R.A.B. Food Group, LLC, where during his tenure, the business grew by more than 50% through organic growth initiatives and acquisitions. Prior to joining R.A.B., Mr. Fingerman served as President of the U.S. Soup Division at Campbell Soup Company, during which time the U.S. soup franchise generated three consecutive years of consumption growth for the first time in 18 years.

      Ross B. Glickman offers 35 years of specialty retail and real estate experience, with extensive expertise in retail real estate issues and current market developments. Mr. Glickman is currently Chairman and Chief Executive Officer of Urban Retail Properties, LLC, a development, leasing and management real estate company, specializing in retail shopping centers, with approximately 28 million square feet under management. Urban Retail Properties is the developer of over 75 domestic and international premier shopping destinations and mixed use products, including Water Tower Place and 900 North Michigan Shops in Chicago, Copley Place in Boston, and the redevelopment of the Houston Galleria and Old Orchard Center in Skokie, Illinois.

               THE INCUMBENT NOMINEES HAVE POOR TRACK RECORDS AND
           LACK THE REQUISITE CREDENTIALS TO LEAD THE CHILDREN'S PLACE

      In stark contrast, the Company's incumbent nominees lack the relevant skills needed to drive future growth and value for you - the shareholders, and true owners, of the Company.

      Consider who the Company proposes:

      Sally Kasaks, Interim Chair of the Board since January 2007, was replaced yesterday as CEO of Pacific Sunwear on the heels of an 84% decline in Pacific Sunwear's stock price since her appointment in May 2007 and a recent proxy contest during which


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      shareholders cited "disastrous performance" and called for her immediate resignation. Her checkered track record as a manager dates back many years. As CEO of Ann Taylor from 1992 to 1996, she oversaw a 27% decline in the Company's stock price. It seems almost inevitable that the original Search Committee, chaired by Ms. Kasaks, who was CEO of a struggling company on the other side of the continent, failed to find a much needed replacement for Interim CEO Mr. Crovitz, despite 21 months of effort.

      Norman Matthews, 76, appointed to the Company's Board only three months ago, brings a less than impressive resume that includes directorships at companies with weak performance and several bankruptcies. We do not believe Mr. Matthews can bring the forward outlook necessary to understanding and preserving the youthful, contemporary image unique to The Children's Place brand. Furthermore, Mr. Matthews' last full-time management position with a public company was at Federated Department Stores, Inc. in 1988. In the Committee's view, Mr. Matthews' experience is ill-suited for the demanding requirements of guiding the Company through the most challenging retail environment in decades.

      Malcolm Elvey's only retail experience was a stint at Metro Cash and Carry over 30 years ago. We believe his lack of relevant retail experience will hinder his ability to guide the strategic direction of the Company.

      As one can readily see, our independent nominees have superior proven skills in specialty apparel retailing, mass consumer marketing and branding, and retail real estate strategy, and are the right directors for this Board.

                  SETTING THE RECORD STRAIGHT ONCE AND FOR ALL

      This proxy solicitation is for the welfare of all shareholders and not about me. Rather than allowing shareholders the opportunity to make an informed voting decision based on the candidates' respective merits, the Company has resorted instead to personal attacks on me.

      Let's set the record straight once and for all:

            o My purpose and the Committee's purpose is to preserve and protect the value of all shareholders' investments in the Company through the election of the Committee's nominees who are independent and who we believe are simply more qualified to represent the interests of all of our shareholders.

            o My resignation as CEO was the result of a negotiation between myself and the Board, and I was in fact offered the opportunity to stay on as a Senior Advisor to the Company at the same compensation as I was earning as CEO. I remain a director of the Company.

            o I left behind a Company whose net sales increased from $193 million in fiscal 1997 to more than $2 billion in fiscal 2006 and whose shareholders


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                  saw their investment increase 244% in less than 10 years from the initial public offering.

            o Ms. Kasaks and Mr. Elvey were members of the Compensation Committee, which oversaw the Company's options plans and grant procedures. Contrary to the Company's suggestion, the investigation concluded that I received no options that were not properly approved and was found not to have engaged in any wrongdoing.

            o Despite the Company's mischaracterizations, after conducting an investigation, the Audit Committee found that I merely pledged my shares in a customary brokerage margin account without first notifying the Company and that I inadvertently failed to report when my wife's ownership of shares in the Company increased by an immaterial amount as a result of the dissolution of a family trust. The Board concluded that I did not obtain any personal benefit. Contrary to what the incumbent directors would have you believe, I have never traded shares in violation of the Company's internal policies or the securities laws.

                 PROTECT YOUR INVESTMENT IN THE CHILDREN'S PLACE
                         VOTE THE GOLD PROXY CARD TODAY

      This contest is about the future the Company faces under current leadership, and your vote can make a difference. Do not be misled by the incumbent directors' baseless innuendo.

      Vote the GOLD proxy card today to elect Messrs. Benaroya, Fingerman and Glickman. Add much-needed independence, insight, experience and fresh perspectives to The Children's Place Board. Vote your shares on the GOLD proxy--by phone or Internet following the instructions on your GOLD proxy card--or by signing dating and returning it in the envelope provided.

      Thank you for your support.

      Sincerely yours,



      Ezra Dabah, on behalf of
      THE COMMITTEE OF CONCERNED SHAREHOLDERS OF THE CHILDREN'S PLACE

The Committee urges Shareholders to vote FOR its three director nominees on the GOLD proxy card today - by telephone, Internet or by signing, dating and returning the GOLD proxy card. Innisfree M&A Inc. is acting as proxy solicitor for the Committee and can be reached toll-free at (888) 750-5834.

Moelis & Company is serving as financial advisor and Cadwalader, Wickersham & Taft LLP is serving as legal counsel for the Committee.


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      Your Vote Is Important, No Matter How Many Or How Few Shares You Own.

     If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

                           INNISFREE M&A INCORPORATED
                   Shareholders Call Toll-Free: (888) 750-5834
               Banks and Brokers May Call Collect: (212) 750-5833

                                    IMPORTANT

   We urge you NOT to sign any White proxy card sent to you by The Children's
                                     Place.

 If you have already done so, you have every right to change your vote by using the enclosed GOLD proxy card to vote TODAY--by telephone, by Internet, or by signing, dating and returning the GOLD proxy card in the postage-paid envelope provided.

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Important Information

In connection with The Children's Place's 2009 Annual Meeting of Shareholders, the Committee filed a definitive proxy statement on Schedule 14A with the SEC on June 17, 2009 containing information about the solicitation of proxies for use at The Children's Place's 2009 Annual Meeting of Shareholders. The definitive proxy statement and the GOLD proxy card were first disseminated to shareholders of The Children's Place on or about June 17, 2009. SHAREHOLDERS OF THE CHILDREN'S PLACE ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. The Committee may file other additional proxy solicitation material in connection therewith from time to time. The definitive proxy statement and other documents relating to the solicitation of proxies by the Committee will be available at no charge on the SEC's website at http://www.sec.gov. In addition, the Committee will provide copies of the definitive proxy statement and other relevant documents without charge upon request. Request for copies should be directed to our proxy solicitor, Innisfree M&A Incorporated, at 1-888-750-5834.

Ezra Dabah, Renee Dabah, Stanley Silverstein, Raine Silverstein, Barbara Dabah, Gila Goodman, Raphael Benaroya, Jeremy Fingerman, Ross Glickman and Emanuel Pearlman may be deemed to be participants in the solicitation of proxies with respect to the Committee's nominees. Information about each of the participants is available in the definitive proxy statement filed by the Committee with the SEC on June 17, 2009 in connection with the solicitation of proxies for the 2009 annual meeting of The Children's Place shareholders. Information about the participants' direct or indirect interests in the matters to be considered at the 2009 annual meeting of Shareholders of The Children's Place, including by security ownership or otherwise, is also contained in the definitive proxy statement.


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